VIA EDGAR

November 27, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	MingZhu Logistics Holdings Limited
Registration Statement on Form F-1
Filed September 27, 2019
File No. 333-233992

Dear Mr. McWilliams:

MingZhu Logistics Holdings Limited (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 7, 2019, regarding the Company’s Registration Statement on Form F-1 filed on September 27, 2019 (the “Registration Statement”), which such Registration Statement reflects the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form F-1 filed on September 27, 2019

Consolidated Financial Statements, page F-1

1.	We note you have included annual audited financial statements for the years ended December 31, 2018 and 2017, but have not included any unaudited interim financial statements in this filing. Interim financial statements are required in a registration statement if the effective date of the registration statement is more than nine months after the end of the last audited financial year. In this circumstance the registration statement should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year. Please update your filing accordingly. Refer to Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, we have included the unaudited interim financial statements for the nine months ended September 30, 2019 in Amendment No. 1 to the Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinlong Yang
Jinlong Yang

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP